Free Writing Prospectus Filed Pursuant to Rule 433 Registration Nos. 333-184325 November 14, 2012

iShares Gold Trust (IAU): Performance - iShares

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IAU Gold Trust

Inception date: 1/21/2005

The iShares Gold Trust is not a standard ETF.The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the

Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Download current prospectus

Please read the prospectus carefully before investing

Access periodic SEC reports

Fact Sheet Prospectus Data Update Schedule

Overview Performance Bar List Documents

Quarter-End Month-End as of Jun (Q2) 2012 Why iShares?

Professional quality – iShares

Total Returns as of 6/30/2012 delivers quality products that can help you navigate today’s volatile

Total Returns (%) Market Price Returns (%) markets

IAU Benchmark * IAU Individual choice – As your

partner, iShares helps you

YTD 4.29 4.41 2.17 execute investment ideas with

insights and support

1 Month 2.57 2.60 2.30 Responsible innovation –

iShares is an industry leader in

3 Months -3.89 -3.85 -4.30 making investing clear, fair, and

6 Months 4.29 4.41 2.17 efficient for you

1 Year 5.92 6.18 6.35

3 Years 19.57 19.91 19.52 Related Resources

5 Years 19.39 19.79 19.31 iShares Gold Trust FAQ

10 Years -- 17.69 -- Vault Inspection Certificates

Quotes & Charts

Since Inception 19.01 19.41 18.99

Premium/Discount

Returns are average annualized total returns, except those for periods of less than one year, which are cumulative.

Annual Returns

Total Returns (%) Market Price Returns (%)

IAU Benchmark * IAU

2011 8.66 8.93 9.64

2010 27.94 28.33 29.42

2009 23.46 23.95 23.95

2008 5.41 5.83 --

2007 30.92 31.44 --

iShares Gold Trust (IAU): Performance - iShares

2006 22.43 22.84 --

*Source: Bloomberg. The London Gold PM Fix benchmark is valued on the basis of each day’s announced price for an ounce of gold set by five market making members of the London Bullion Market Association. Prior to 12/9/2010 the benchmark is based on the Gold Futures Spot Month Settlement Price as reported by the COMEX division of the CME Group and disseminated through Bloomberg. The London Gold PM Fix price and the spot price are for illustrative purposes only and do not represent actual iShares Gold Trust performance. The London Gold PM Fix price and the spot price do not reflect any fees, transaction costs or expenses.

Fees & Expenses

Expense Type Amount

Sponsor’s Fee 0.25%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted.

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Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

iShares Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, might have been avoidable.

iShares Gold Trust (IAU): Performance - iShares

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called “Baskets”. Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

Certain sectors and markets perform exceptionally well based on current market conditions and the Trust can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

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